                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____ )*

                            GP STRATEGIES CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               JOSEPH M. PAOLUCCI
                            EQUITY GROUP INVESTMENTS
                      TWO NORTH RIVERSIDE PLAZA, SUITE 600
                             CHICAGO, ILLINOIS 60606
                                 (312) 454-0100
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 03, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.12d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                               Page 1 of 10 Pages

CUSIP NO. 36225V104                       13D                 Page 2 of 10 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          EGI-FUND (02-04) INVESTORS, L.L.C.             40-0002819
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

          WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,000,000  (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,000,000  (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.71%  (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


(1) Includes 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon (i) the issuance of 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock, to EGI-Fund (02-04) Investors, L.L.C., (ii) the number of outstanding shares of Common Stock of the Issuer as of immediately before the issuance to EGI-Fund (02-04) Investors, L.L.C. being, to the best of Reporting Person's knowledge, 13,616,084 and (iii) assuming the conversion by Reporting Person of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 15.03% of the voting power of Issuer.

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104                     13D                   Page 3 of 10 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    EGI MANAGING MEMBER (02-04), L.L.C.          40-0002816
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,000,000  (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,000,000  (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000  (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.71%  (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


(1) Includes 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon (i) the issuance of 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock, to EGI-Fund (02-04) Investors, L.L.C., (ii) the number of outstanding shares of Common Stock of the Issuer as of immediately before the issuance to EGI-Fund (02-04) Investors, L.L.C. being, to the best of Reporting Person's knowledge, 13,616,084 and (iii) assuming the conversion by Reporting Person of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 15.03% of the voting power of Issuer.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104                        13D                Page 4 of 10 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    SZ INVESTMENTS, L.L.C.              36-4150443
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,000,000  (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,000,000  (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000  (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.71%  (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


(1) Includes 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock.

(2) Calculated based upon (i) the issuance of 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock, which has 10 votes per share and votes along with the Common Stock, to EGI-Fund (02-04) Investors, L.L.C., (ii) the number of outstanding shares of Common Stock of the Issuer as of immediately before the issuance to EGI-Fund (02-04) Investors, L.L.C. being, to the best of Reporting Person's knowledge, 13,616,084 and (iii) assuming the conversion by Reporting Person of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of the Issuer. Prior to conversion of the Class B Capital Stock, the 1,000,000 shares of Common Stock and 300,000 shares of Class B Capital Stock represent 15.03% of the voting power of Issuer.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104                        13D                Page 5 of 10 Pages

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock, par value $0.01 per share ("Issuer's Common Stock"), of GP Strategies Corporation, a Delaware Corporation ("Issuer"). The Issuer's principal executive office is located at 9 West 57th Street New York, New York 10019.

Item 2.  Identity and Background.

     EGI-Fund (02-04) Investors, L.L.C. ("Purchaser") is a Delaware limited liability company. EGI Managing Member (02-04), L.L.C., a Delaware limited liability company ("Managing Member"), is the managing member of Purchaser and SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments") is, in turn, the managing member of Managing Member.

     The executive officers of Purchaser, Managing Member and SZ Investments are as follows:

          Samuel Zell - President; Chairman of the Board of Directors
               of Equity Group Investments, L.L.C.
          Donald J. Liebentritt - Vice President; President of EGI
          William C. Pate - Vice President; Managing Director of EGI Philip Tinkler - Treasurer; Vice President and Treasurer of EGI.

     SZ Investments is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

     The officers and directors of Chai Trust are as follows:

          Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.
          Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.
          Donald J. Liebentritt is the President and a Director of Chai Trust. Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also is a co-owner and co-manager of Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.
          JoAnn Zell Gillis is a Director of Chai Trust.  Mrs. Zell Gillis is
               a physician.
          Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
          Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
          James Bunegar is Vice President, Chief Financial Officer, Assistant
               Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

CUSIP NO. 36225V104                        13D                Page 6 of 10 Pages

     The business address of Purchaser, Managing Member, SZ Investments, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Chai Trust, Kellie Zell Harper, JoAnn Zell Gillis and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

     (d) and (e) None of Purchaser, or to the knowledge of each of Purchaser, Managing Member, SZ Investments or Chai Trust, none of their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the executive officers and directors of Purchaser, Managing Member, SZ Investments and Chai Trust are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     On May 3, 2002, Purchaser acquired a total of 1,000,000 shares of Issuer's Common Stock at a purchase price of $3.50 per share and 300,000 shares of Issuer's Class B Capital Stock at a price of $4.20 per share for a total purchase price of $4,760,000.

     All of the above purchases were paid from Purchaser's working capital.

Item 4.  Purpose of Transaction.

     Purchaser acquired its interests in Issuer for investment purposes pursuant to a Stock Purchase Agreement, dated as of May 3, 2002 ("Stock Purchase Agreement"), a copy of which is attached hereto as an exhibit and is incorporated herein by reference thereto. Pursuant to the Stock Purchase Agreement, Purchaser was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors to be nominated at the Issuer's next annual meeting of shareholders. Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) To the best knowledge of Purchaser, Managing Member and SZ Investments, there were 13,616,084 shares of Issuer's Common Stock and 900,000 shares of Issuer's Class B Capital Stock, issued and outstanding as of May 3, 2002. Purchaser, Managing Member and SZ Investments share dispositive and voting power of 1,000,000 shares of Issuer's Common Stock and 300,000 shares of Issuer's Class B Capital Stock, representing (i) 7.21% and 25.00% of the Issuer's issued and outstanding Common Stock and Class B Capital Stock, respectively, (ii) 15.03%, in the aggregate, of the combined voting power of Issuer, with the shares of Issuer's Class B Capital Stock voting along with Issuer's Common Stock and having ten votes per share, and (iii) 8.71% of the Common Stock of Issuer (assuming the conversion by Reporting Person of 300,000 shares of Class B Capital Stock into 300,000 shares of Common Stock of Issuer).

CUSIP NO. 36225V104                        13D                Page 7 of 10 Pages


     (c) Except as set forth above in Sections (a) and (b) of this Item 5, during the last 60 days no other transactions in Issuer's Common Stock or Class B Capital Stock were effected by Purchaser, Managing Member or SZ Investments.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Purchaser acquired its interests in Issuer for investment purposes pursuant to the Stock Purchase Agreement, pursuant to which Purchaser (a) was entitled to, and did, designate Mark Radzik as Purchaser's representative to the Issuer's Board of Directors to be nominated at Issuer's next annual meeting of Shareholders and (b) agreed that for a period of 18 months after the closing under the Stock Purchase Agreement neither Purchaser nor its affiliates would
(i) participate in any way in (1) any acquisition of Issuer's assets, (2) any tender or exchange offer, merger or other business combination involving Issuer,
(3) any recapitalization, restructuring or reorganization of Issuer not approved by Issuer's Board of Directors or (4) any solicitation of a proxy to vote any voting securities of Issuer; (ii) form or join a group (other than through its representatives on the Board of Directors), (iii) otherwise act to seek to control or influence the management of Issuer, (iv) take any action that might obligate Issuer to make a public announcement regarding any of the matters set forth in (i) above, or (v) agree to do any of the foregoing.

     Issuer and Purchaser have agreed to certain put and call rights and options with regard to the shares of Issuer's Common Stock and Class B Capital Stock issued to Purchaser under the Stock Purchase Agreement, as described below. Issuer has the option, for a period of 12 months after the closing under the Stock Purchase Agreement, to purchase all shares of the Class B Capital Stock held by Purchaser or its permitted transferees at the greater of (i) $5.25 per share and (ii) the 90 day trailing average of the closing price of Issuer's Common Stock (the "Call Option"). In the event that Issuer exercises the Call Option, Purchaser has the right to require Issuer to purchase shares of Issuer's Common Stock held by Purchaser and its permitted transferees for $3.50 per share (the "Put Option") at the time of the closing of the Call Option, subject to Issuer's available liquidity. If Issuer has adequate liquidity (at least $10 million available under its credit facilities, with the draw necessary to complete the purchase from Purchaser not resulting in a breach of any covenant under its credit facilities or its consolidated debt to EBITDA ratio to exceed 2 to 1), the Put and Call Options described above will close simultaneously. If Issuer does not have adequate liquidity (as defined above), Issuer is obligated to purchase at the Call Option closing 1/8th of the number of shares of Issuer's Common Stock Purchaser desires to sell pursuant to the Put Option at $3.50 per share, and Purchaser has the right thereafter to require Issuer to purchase up to 1/8th of such shares of Issuer's Common Stock at seven closings held on each of the following seven three-month anniversaries of the Call Option closing, at a purchase price of $3.50 per share plus interest accrued thereon at the prime rate from the date of the Call Option closing. Purchaser may convert its shares of Issuer's Class B Capital Stock into shares of Issuer's Common Stock at any time before Issuer consummates the Call Option, and thereby terminate the Put and Call Options described above.

     Issuer has agreed to file with the SEC a registration statement on or before August 1, 2002 to effect a shelf registration of the shares of Issuer's Common Stock issued to Purchaser

CUSIP NO. 36225V104                        13D                Page 8 of 10 Pages

under the Stock Purchase Agreement (including those shares of Issuer's Common Stock issuable upon conversion of the Class B Capital Stock issued to Purchaser).

     Purchaser has agreed that if it transfers any of the Class B Capital Stock issued to it under the Stock Purchase Agreement to anyone other than a Permitted Class B Transferee (as defined in the Stock Purchase Agreement), Purchaser shall be deemed to have exercised the right under the certificate of incorporation of Issuer to convert all shares of Class B Capital Stock then owned by Purchaser and its Permitted Class B Transferees into shares of Issuer's Common Stock.

     Issuer has agreed that so long as Purchaser, Purchaser's Permitted Common Transferees (as defined in the Stock Purchase Agreement) or Purchaser's Permitted Class B Transferees own any shares of Issuer's Common Stock or Class B Capital Stock, Issuer will not issue any shares of its Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred"), other than pursuant to the terms of Issuer's Shareholder's Rights Plan, without concurrently offering to Purchaser its pro rata share of such stock based on the voting percentage of Purchaser and its Permitted Common Transferees and Permitted Class B Transferees as of immediately prior to the issuance of the Series A Preferred.

     Pursuant to the Advisory Services Agreement, dated as of May 3, 2002, between Equity Group Investments, L.L.C. ("Equity") and Issuer, a copy of which is attached hereto as an exhibit and is incorporated herein by reference thereto, Equity has agreed to, when deemed appropriate by Equity, assist Issuer in developing, identifying and evaluating potential (i) debt, equity or other financings of the Company and (ii) business acquisitions by the Company, whether by stock or asset purchase or by merger, joint venture or otherwise. In connection with providing such services, Equity will be paid 1% of the consideration with respect to such financings and acquisitions.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement dated as of May 3, 2002 between GP Strategies Corporation and EGI-Fund (02-04) Investors, L.L.C.

Exhibit 2 Advisory Services Agreement dated as of May 3, 2002 between Equity Group Investments, L.L.C. and GP Strategies Corporation.

CUSIP NO. 36225V104                        13D                Page 9 of 10 Pages

                                    SIGNATURE



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                  EGI-FUND (02-04) INVESTORS, L.L.C.,
                                  a Delaware limited liability company



                                  By:   /s/  Donald J. Liebentritt
                                        -----------------------------------
                                        Donald J. Liebentritt, Vice President



                                  EGI MANAGING MEMBER (02-04), L.L.C.,
                                  a Delaware limited liability company



                                  By:   /s/  Donald J. Liebentritt
                                        -----------------------------------
                                        Donald J. Liebentritt, Vice President



                                  SZ INVESTMENTS, L.L.C.,
                                  a Delaware limited liability company



                                  By:   /s/  Donald J. Liebentritt
                                        -----------------------------------
                                        Donald J. Liebentritt, Vice President



Dated May 13, 2002

CUSIP NO. 36225V104                        13D               Page 10 of 10 Pages

                                  EXHIBIT INDEX

    EXHIBIT NUMBER               DESCRIPTION                              PAGE
    --------------               -----------                              ----

      Exhibit 1        Stock Purchase Agreement dated as of                11
                       May 3, 2002 between GP Strategies Corporation and EGI-Fund (02-04) Investors, L.L.C.



      Exhibit 2 Advisory Services Agreement dated as of May 3, 2002 between Equity Group Investments, L.L.C. and GP Strategies Corporation.